May 20, 2025

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Holdings Corp.
20 Cecil Street #04-03
Plus Building
Singapore 049705

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Pte. Ltd.
20 Cecil Street #04-03
Plus Building
Singapore 049705

       Re: Hotel101 Global Holdings Corp.
           Hotel101 Global Pte. Ltd.
           Registration Statement on Form F-4
           Filed May 9, 2025
           File No. 333-287130
Dear Marriana Henares Yulo and Marriana Henares Yulo:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-4 filed May 9, 2025
Notes to the consolidated financial statements, page F-29

1. Please tell us you considered segment disclosures required by paragraphs 20 through
       34 of IFRS 8.
 May 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   James Grandolfo, Esq.